SCHEDULE 13G

Amendment No. 13
Amphenol Corporation
Class A Common Stock
Cusip #032095101


Cusip #032095101
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	515,154
Item 6:	0
Item 7:	16,267,576
Item 8:	0
Item 9:	16,267,576
Item 11:	10.278%
Item 12:	    HC


Cusip #032095101
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	16,267,576
Item 8:	0
Item 9:	16,267,576
Item 11:	10.278%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		Amphenol Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		358 Hall Avenue
		Wallingford, CT  06492


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		245 Summer Street, Boston,
Massachusetts  02210

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		032095101

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	16,267,576

	(b)	Percent of Class:	10.278%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	515,154

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	16,267,576

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of Amphenol Corporation.
The interest of one person, Fidelity Contrafund, an investment company registered under the Investment Company Act of 1940, in the Class A Common Stock of Amphenol
Corporation, amounted to 10,148,900 shares or 6.412% of the total outstanding Class A Common Stock at December 31,
2013.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 245
Summer Street, Boston, Massachusetts 02210, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 15,748,922 shares or 9.950% of the Class A Common Stock outstanding of
Amphenol Corporation ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 15,748,922 shares owned by the Funds.

	Fidelity SelectCo, LLC ("SelectCo"), 1225 17th Street, Suite 1100, Denver, Colorado 80202, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,500 shares or 0.002% of the Class A Common Stock outstanding of Amphenol Corporation ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the "SelectCo Funds").

	Edward C. Johnson 3d and FMR LLC, through its control of SelectCo, and the SelectCo Funds each has sole power to dispose of the 3,500 owned by the SelectCo Funds.

	The ownership of one investment company, Fidelity
Contrafund, amounted to 10,148,900 shares or 6.412% of the Class A Common Stock outstanding. Fidelity Contrafund has its principal business office at 245 Summer Street, Boston, Massachusetts 02210.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 245 Summer
Street, Boston, Massachusetts 02210, a wholly-owned subsidiary of FMR LLC and a bank as defined in Section
3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 49,975 shares or 0.032% of the Class A
Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity Management Trust Company, each has sole dispositive power over 49,975 shares and sole power to vote or to direct the voting of 49,975 shares of Class A Common Stock owned by the institutional account(s) as reported above.

	Strategic Advisers, Inc., 245 Summer Street, Boston,
MA 02210, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR LLC's beneficial ownership includes 16,537 shares, or 0.010%, of the Class A Common Stock outstanding of Amphenol
Corporation, beneficially owned through Strategic Advisers, Inc.

	Pyramis Global Advisors, LLC ("PGALLC"), 900
Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 34,450 shares or 0.022% of the outstanding Class A Common Stock of Amphenol Corporation as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 34,450 shares and sole power to vote or to direct the voting of 34,450 shares of Class A Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Pyramis Global Advisors Trust Company ("PGATC"),
900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 58,406 shares or 0.037% of the outstanding Class A Common Stock of the Amphenol
Corporation as a result of its serving as investment manager of institutional accounts owning such shares.

	Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 58,406 shares and sole power to vote or to direct the voting of 58,406 shares of Class A
Common Stock owned by the institutional accounts managed by PGATC as reported above.

	Crosby Advisors LLC, 11 Keewaydin Drive, Suite 200, Salem, New Hampshire, 03079, a wholly-owned subsidiary of Crosby Company of New Hampshire LLC ("CCNH"), is the beneficial owner of 355,786 shares or 0.225% of the Class A Common Stock outstanding of Amphenol Corporation ("the Company") as a result of providing investment advisory services to individuals, trusts and limited liability entities. Members of the family of Edward C. Johnson 3d, Chairman of
FMR LLC, directly or indirectly, own CCNH.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 13, 2014, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Class
A Common Stock of Amphenol Corporation at December 31,
2013.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Senior V.P. and General Counsel

	Fidelity Contrafund

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Secretary